Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 7, 2011

Frankfurt/Main, 7 June 2011

Deutsche Börse and SIX Group sign definitive agreement to make Deutsche Börse sole owner of Eurex/

Agreement is subject to the approval of the Supervisory Board of Deutsche Börse AG and the NYSE Euronext Board of Directors

On 7 June 2011, Deutsche Börse AG, SIX Group AG and SIX Swiss Exchange AG signed a definitive agreement for a transaction which would make Deutsche Börse the sole owner of the currently jointly owned Eurex Group and SIX Group a shareholder in the combined Deutsche Börse and NYSE Euronext entity. The agreement is still subject to the formal approval of the Supervisory Board of Deutsche Boerse AG and also, based on the Business Combination Agreement, the Board of Directors of NYSE Euronext; both approvals are scheduled for June 16, 2011. The Chairman of the Supervisory Board of Deutsche Boerse AG and the Chairman of the Board of Directors of NYSE Euronext, following discussions within their Boards, expressed their support for the transaction. The timing of the transaction is generally driven by the closing of the pending Deutsche Börse and NYSE Euronext combination. Under the agreement Deutsche Börse would receive 100% of all Eurex sales and profits instead of the 85% reflected in the consolidated accounts of Deutsche Börse Group today after closing of the transaction with economic effect as of 1 January 2012. In return, SIX Swiss Exchange AG would receive a consideration of €295 million in cash and €295 million in shares of the combined Deutsche Börse and NYSE Euronext entity. The shares of the combined entity will be shares held by Deutsche Börse as the result of the tender of Deutsche Börse treasury shares into shares of the combined entity.  The financial terms reflect an agreement relating to the resolution of all rights and obligations of both parties under the current contractual framework of Eurex and its existing 2014 termination provisions.

Reto Francioni, Chief Executive Officer of Deutsche Börse said: “We are very pleased to have reached a fair agreement with our Swiss partners that positions Eurex for continued successful development. With this step Eurex can grow more sustainably and dynamically and contribute its strength in the combined Deutsche Börse and NYSE Euronext group. At the same time we are pleased that a valued and interesting partner will take a stake in the new combined group. This shows that the combination of Deutsche Börse and NYSE Euronext is already offering interesting possibilities for third parties to participate in this decisive move for the future of both partners.”

Prof. Dr. Peter Gomez, Chairman of the Board of Directors of SIX GROUP: “Created a decade ago, Eurex has been a pioneer in derivatives markets globally and is arguably the most impressive success story of any cross-border merger in the exchange sector so far. With this step, we contribute to the new positioning of Eurex in the transatlantic combination.”

Gregor Pottmeyer, Chief Financial Officer of Deutsche Börse, added: “The transaction will be immediately accretive after closing and the straight forward ownership and governance set-up of Eurex in the future should help position the joint derivatives business of Deutsche Börse and NYSE Euronext for a multiple re-rating to reflect the earnings power and high quality of cash flows of a global leader in derivatives.”

As a result of the agreement with SIX Group AG and SIX Swiss Exchange AG, Deutsche Börse expects an immediate net income accretion after closing of the transaction, which is anticipated in 2012. On a pro forma basis for the first quarter 2011 the transaction would have resulted in €26.1 million incremental sales revenue, €17.4 million additional EBIT, and a €15.0 million higher net income. The net income number includes a preliminary assumption of a €2.5 million potential quarterly amortization charge which is still subject to an assessment of the purchase price allocation. Closing of the transaction will occur after consummation of the Deutsche Börse and NYSE Euronext transaction which is expected for year-end 2011. However, the definitive agreement between SIX Group AG, SIX Swiss Exchange AG and Deutsche Börse AG is not contingent on the consummation of the Deutsche Börse and NYSE Euronext combination.

Under the terms of the agreement, Deutsche Börse AG will indirectly purchase the 50 percent stake of SIX Swiss Exchange AG in Eurex Zurich AG. At the same time, the contractual arrangements resulting in an entitlement of 15% of economic benefits of Eurex to SIX Swiss Exchange AG will be terminated. As a result Deutsche Börse will become the sole shareholder of Eurex Zurich AG and thereby the sole shareholder of Eurex Group. Further, Deutsche Börse will have exclusive rights to the Eurex brand and Eurex software. The transaction also comprises the indirect participation of SIX Group in International Securities Exchange Holdings, Inc., Direct Edge Holdings, LLC and European Energy Exchange AG. Eurex will continue to run the Swiss derivatives market through Eurex Zurich AG.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.